EXHIBIT 99.3

INDEPENDENT AUDITOR'S ANNUAL SERVICER COMPLIANCE CERTIFICATE
TO THE DIRECTORS OF CRUSADE MANAGEMENT LIMITED (TRUST MANAGER)

SCOPE

We have reviewed St.George Bank Limited's (the "Servicer's") activities for the purpose of determining its compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice (collectively the "Documents"), attached as Appendix 1, in relation to the Crusade Global Trust No.2 of 2001 (the "Trust") for the year ended 30 September 2003, in accordance with the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and our engagement letter dated 15 March 2004.

We have reviewed the servicing standards contained in the Documents to enable us to report on whether those servicing standards are similar to those contained in the Uniform Single Attestation Program for Mortgage Bankers ("USAP"), attached as Appendix 2, which establishes a minimum servicing standard for the asset backed securities market in the United States of America. No equivalent of the USAP exists in Australia.

The management of the Servicer is responsible for maintaining an effective internal control structure including internal control policies and procedures relating to the servicing of mortgage loans. We have conducted an independent review of the servicing standards included in Appendix 1, in order to express a statement on the Servicer's compliance with them to Crusade Management Limited.

Our review of the servicing standards has been conducted in accordance with Australian Auditing Standards applicable to performance audits and accordingly included such tests and procedures as we considered necessary in the circumstances. In conducting our review we have also had regard to the guidance contained in the USAP. These procedures have been undertaken to enable us to report on whether anything has come to our attention to indicate that there has been significant deficiencies in the Servicer's compliance with the servicing standards contained in the Documents for the year ended 30 September 2003.

Our review did not include an assessment of the adequacy of the servicing standards themselves.

This statement has been prepared for the use of Crusade Management Limited as at 30 September 2003 in accordance with the requirements of the statement by the Division of Corporation Finance of the Securities and Exchange Commission dated 21 February 2003, and the engagement letter dated 15 March 2004. We disclaim any assumption of responsibility for any reliance on this review statement, to any person other than Crusade Management Limited.

STATEMENT

Based on our review;

o nothing has come to our attention to indicate that there have been any significant deficiencies in St.George Bank Limited's compliance with the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice, attached as Appendix 1, in respect of the Crusade Global Trust No.2 of 2001 (the "Trust") for the year ended 30 September 2003;

o the servicing standards contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice are similar to the minimum servicing standards contained in the Uniform Single Attestation Program for Mortgage Bankers ("USAP"), except for the following:

     - Sections I (4), V (3) and V (4) set out the minimum servicing standards for escrow accounts. However, in Australia the mortgagee or Servicer is not responsible for taxes, insurance, and other payments associated with the home ownership. Hence there are no escrow accounts held by the Servicer.

     - Section I (2) of USAP requires funds of the servicing entity to be advanced in cases where there is an overdraft in an investor's or a mortgagor's account. The Documents do not contain an equivalent standard to this USAP standard. The loans serviced under the Servicing Deed do not include overdraft accounts.

     -   Section  III of USAP sets  minimum  servicing  standards  in respect of
         Disbursements.   In  respect  of  the  Trust,   this  function  is  the
         responsibility of the Trust Manager.



KPMG

/s/  Andrew Yates

Andrew Yates
Partner

Place:  Sydney, Australia

Date:   24 March 2004

                                                                      APPENDIX 1


ST.GEORGE BANK LIMITED (THE "SERVICER") SERVICING STANDARDS

The following servicing standards are contained in the Master Trust Deed dated 14 March 1998, the Crusade Euro Trust Servicing Agreement dated 19 March 1998, and the Supplementary Terms Notice.


1      GENERAL UNDERTAKINGS

1 The Servicer must maintain all qualifications, licenses, filings and registrations as may be required under any applicable law in order to properly service the Receivables.

2 The Servicer must comply with all Laws in connection with servicing the Receivables and Receivable Rights where failure to do so would have a material adverse effect.

3 The Servicer must comply with the Consumer Credit Legislation in connection with servicing the Receivables and Receivable Rights.

4 The Servicer must promptly deliver Relevant Documents to the Custodian in accordance with the Custodian Agreement.

5 If a material default occurs the Servicer is required to take such action in accordance with the Servicer's normal enforcement procedures.

6 The Servicer shall set the interest rate on the Receivables in accordance with the requirements of the Supplementary Terms Notice.

7 The Servicer must notify the Trustee and Manager of any event which it reasonably believes is likely to have a material adverse effect promptly after becoming aware of such event; and the Manager of anything else which the Manager reasonably requires regarding any modification to any Receivable or Receivable Security and the Services.

8 The Servicer must provide information reasonably requested by the Trustee or Manager.

9 The Servicer must comply with all its obligations under any transaction document to which it is a party.

10 Subject to being reimbursed by the relevant Obligor or being indemnified by the Trustee, the Servicer shall pay all taxes that relate to the Services.

11     The Servicer shall not claim any Security Interest over any Asset.

2      VARIATIONS

1 The Servicer must not consent to the creation or existence of any Security interest in favour of a third party in relation to any Mortgaged Property in connection with a Receivable and the Receivable Rights unless the third party acknowledges that the Receivable and Receivable Rights ranks ahead in priority to the third party Security Interest or which would rank before or pari passu with the relevant Receivable and Receivable Rights.

2 Except as required by law the Servicer shall not release an Obligor from any amount owing in respect of a Receivable.

3 The Servicer must attend to the stamping and registration of all relevant documents for each Relevant Trust following any amendment, consolidation or other action. In relation to any Mortgage that is not registered at the relevant closing date, the Servicer shall ensure that it is lodged for registration not later than 120 days after the closing date.

4 The Servicer must not allow the interest rate on a Receivable which is a fixed rate loan to be re-fixed at the end of its fixed term if it will result in a down grade or withdrawal of any Notes.

5 The Servicer must not allow a Receivable to convert from a fixed rate loan to a floating rate loan, or vice versa, if that conversion would result in a downgrade or withdrawal of any Notes.

6 The Servicer shall ensure that if the use of a mortgaged property that relates to a Receivable changes from owner occupied to investment, or vice versa, that the relevant Receivable continues to satisfy the eligibility criteria.

7 The Servicer shall not provide to any Obligor features in respect of a Receivable which are additional to those applied on the closing date unless those additional features would not affect any mortgage insurance policy relating to the Receivables or result in the downgrade or withdrawal of the rating of any Notes.


3      MORTGAGE COLLECTIONS AND PAYMENTS

1 The Servicer shall on the behalf of the Trustee collect the mortgage payments. In discharging this duty the Servicer will act in accordance with the Procedures Manual, exercising the degree of diligence and care expected of an appropriately qualified lender.

2 Mortgage payments shall be remitted into the relevant collection account within 5 days of receipt.

3 If a collection account is not maintained with the Servicer, the Servicer shall deposit all mortgage payments into the collection account no later than 2 business days following their receipt. If the collection account is with the Servicer then payments are required to be paid into the collection account on the remittance date for that collection period if the Servicer has a short term rating of A-1+ from S&P and interest on the collections calculated from the fifth day forward. If the Servicer does not have a short term rating of A-1+ collections must be paid into the collections account no later than two business days following their receipt.

4 The Servicer shall pay to the relevant collection account all funds required to be paid to the Trustee by wire transfer or as otherwise instructed by the Trustee.

5 If the Servicer pays funds to the Trustee, and the related Obligors payment is then dishonoured, the Servicer is entitled to have this money returned from the Trustee.

6 All payments to the Trustee shall be paid under a transaction document no later than 4pm on the day when due.

7 The Servicer will not have a right to set off any funds held in the Trust account for any amount owed to the Servicer.


4      DELINQUENCIES

1 At 1 day delinquent, housing loans must be identified in the mortgage service system.

2 At 14 days delinquent, the housing loan must be transferred to the collection system. The collection system provides detailed lists of accounts that are overdue and the follow up procedures that need to be taken.

3 The Servicer is required to issue legal notices and institute recovery action by enforcing the mortgage security if satisfactory arrangements can not be made to rectify a delinquent housing loan.

4 The Servicer shall report all actions that it takes on overdue housing loans to the mortgage insurer in accordance with the terms of the mortgage insurance policies.

5      INVESTOR ACCOUNTING AND REPORTING

1 The Servicer shall maintain a database as a master record of all mortgage loans in relation to each Trust.

2 The Servicer shall update the Receivables Register within 3 months of the closing date for each Relevant Trust; on the last business day of each calendar year, (if the holding company has a rating of not less than A-1+), or (if the holding company does not have such a rating), on the last business day of each calendar quarter; or within 30 days of a written request by the Trustee.

3 The Servicer shall notify the Manager immediately of each request by an Obligor to switch its Receivables to another product.

4 Each Receivable is to be electronically tagged so that all related collections for that mortgage can be readily identified.

5 On or before each determination date for each Trust, the Servicer shall prepare and submit to the Manager and Trustee a report on collections.

6 At the end of the financial year the Servicer is to produce a certificate for the Trustee and the Manager containing a schedule of information agreed with the Trustee and the Manager.


6      INSURANCE POLICIES

1 The Servicer shall act in accordance with the terms of any Mortgage Insurance Policy.

2 The Servicer shall not do or omit to do anything which, or the omission of which, would prejudicially affect the rights of the Trustee in respect of a mortgage insurance policy.

3      The Servicer  shall  promptly  make a claim under any mortgage  insurance
       policy  in  accordance  with  the  Procedures   Manual,  the  transaction
       documents and the terms of the mortgage insurance policy.

4 The Servicer shall notify the Manager when any circumstances have arisen under which the Servicer intends to make a claim.

5 The Servicer shall use reasonable endeavours by reference to Australian market practice to ensure that a current policy of general insurance is maintained in respect of each mortgaged Property.

                                                                      APPENDIX 2






                     THE UNIFORM SINGLE ATTESTATION PROGRAM

                                TABLE OF CONTENTS

                                                                           Page

ACKNOWLEDGEMENTS............................................................ii

PREFACE  iii

INTRODUCTION.................................................................1

MINIMUM SERVICING STANDARDS..................................................4

         I.       CUSTODIAL BANK ACCOUNTS....................................4

         II.      MORTGAGE PAYMENTS..........................................4

         III.     DISBURSEMENTS..............................................4

         IV.      INVESTOR ACCOUNTING AND REPORTING..........................5

         V.       MORTGAGOR LOAN ACCOUNTING..................................5

         VI.      DELINQUENCIES..............................................5

         VII.     INSURANCE POLICIES.........................................6

EXHIBIT I.........EXAMPLE MANAGEMENT ASSERTION

EXHIBIT II........EXAMPLE MANAGEMENT REPRESENTATION LETTER

EXHIBIT III.......EXAMPLE CPA REPORT

APPENDIX A........GLOSSARY

                                ACKNOWLEDGEMENTS


         Several years ago, members of the Mortgage Bankers Association of America's (MBA's) Audit & Internal Controls Subcommittee undertook a project to revise MBA's Uniform Single Audit Program for Mortgage Bankers (USAP). A "USAP Working Group" was formed under the leadership of then - Subcommittee Chairman Geoffrey A. Oliver, KPMG Peat Marwick LLP, to work with the staff of the AICPA to produce a cost-effective document that meets the needs of potential users of the USAP Report. The project was delayed due, is part, to the issuance of the AICPA's Statements on Standards for Attestation Engagements subsequent to the publication of the last USAP in 1983. The USAP now complies with these standards and had been renamed the Uniform Single Attestation Program for Mortgage Bankers.

         In the years since the first USAP Working Group was formed, numerous individuals from industry and the accounting profession have contributed their time and expertise to reviewing and commenting on various drafts of the USAP. Those individuals have included mortgage company presidents, members of MBA's Audit & Internal Controls Subcommittee, leaders of MBA's Loan Administrative Committee, members of the Affiliation of Mortgage Banking Auditors, auditors with the "Big Six" and other accounting firms, representatives of the secondary market agencies, and the staff of the AICPA. The MBA and the industry owes those individuals a debt of gratitude.

         As Chairman of the USAP Working Group since 1992, I would like to express my personal appreciation to J. Mark Hanson, Fleet Mortgage Corp.; William Glasgow, Jr., CMB, BancBoston Mortgage Corp.; John J. duHadway, Deloitte & Touche LLP; Nicholas R. Bottini, Cortland L. Brovitz & Co. P.C.; Robert G. Arnall, Arthur Anderson LLP; Robert W. Swegle, Ernst & Young LLP; Laura A. Pepthens, Coopers & Lybrand LLP; Arlene K. Spencer and Steven F. Eckstein, Source One Mortgage Services Corp.; Peter M. Hill, North American Mortgage Company, Lawrence G. Roder, Fleet Mortgage Group, Inc.; Edward D. Hughes, GMAC Mortgage Corporation; James P. Gross, J.I. Kislak Mortgage Corp.; Robert B. Kenyon, First Union Mortgage Corp.; Eugene T. Ichner, Chase Manhattan Bank, and Paul Fender, Kenneth Leventhal & Co. for their thoughtful comments and suggestions. In addition, I would like to express special thanks to Geoffrey A. Oliver; Alison B. Utermehlen, Mortgage Bankers Association of America; and James
F. Green, AICPA, for the countless hours they spent working on all phases of this latest USAP revision.



                                       Dean F. Fox, Chairman, Audit & Internal
                                       Controls Subcommittee (1992 - 1994) and
                                       USAP Working Group (1992-1995),
                                       Financial Management Committee,
                                       Mortgage Bankers Association of America

                                     PREFACE


         The Uniform Single Audit Program for Mortgage Bankers was introduced in 1965 by the Mortgage Bankers Association of America (MBA) and subsequently revised in 1975 and 1983. The program has been revised again to reflect changes in the mortgage banking industry and in servicing technology, and has been renamed the Uniform Single Attestation Program for Mortgage Bankers (USAP) because it now involves an examination engagement performed in accordance with Statements on Standards for Attestation Engagements (SSAE), specifically, SSAE No. 3, Compliance Attestation (AICPA, Professional Standards, vo1. 1, AT sec.
500). The USAP was rewritten in cooperation with the American Institute of Certified Public Accountants (AICPA).

         The purpose of the revised approach is to provide investors in residential mortgage loans with assurance relating to management's written assertion about a SERVICING ENTITY'S1 compliance with the minimum servicing standards set forth in the USAP by the MBA. These standards, which were identified by members of MBA's Audit and Internal Controls Subcommittee with the assistance of representatives from the secondary market agencies, independent CPAs, and industry leaders, establish the compliance criteria against which a servicing entity's management and the independent certified public accountant
(CPA) will report. Each standard represents a specific minimum requirement with which a servicing entity is expected to be in MATERIAL COMPLIANCE. The type and extent of procedures to be performed by the CPA to examine and report on management's written assertion about a servicing entity's compliance with these standards is the responsibility of the CPA.

         Potential users of the USAP REPORT include all parties with an interest in management's assertion about a servicing entity's compliance with the minimum servicing standards and, specifically, those to whom the mortgage servicer is obligated, through contractual agreement, to furnish a copy of the Report. Reporting under the USAP, therefore, is mandated by the terms of a servicing entity's agreements including its investor servicing agreements and, possibly, agreements with creditors, regulators and potential acquirers of mortgage servicing rights. However, because these parties may have different interests and concerns about a servicing entity's operations, the USAP was written to address compliance criteria related to residential mortgage loan servicing.

         Because the minimum servicing standards in the USAP include many, but not all, of the servicing requirements generally required by investors, it does not purport to address all aspects of an entity's servicing operations. Management and CPA reports under the USAP, therefore, provide no assurance regarding a servicing entity's compliance with any standards, controls, and requirements that are not identified to the minimum servicing standards. Certain investor and governmental requirements may either be more restrictive or involve more areas of compliance


________

1 Terms defined in the glossary (Appendix A) are in boldface type the first time they appear in the Program.

than the minimum servicing standards. However, the USAP standards are intended to represent commonly required minimum servicing standards that: (1) satisfy the primary need of the user to obtain a minimum level of assurance concerning compliance by a servicing entity with those standards, and (2) can serve as criteria for a management assertion that can be examined and reported on by a CPA on a cost-effective basis.

         The USAP Report differs from a report issued under Statement on Auditing Standards (SAS) No. 70, Reports on the Processing of Transactions by Service Organizations (AICPA, Professional Standards, vol. 1, AU sec. 324), and is not a substitute for such a report. SAS No. 70 reports are intended to provide CPAs of investor organizations with information about a servicing entity's control structure policies and procedures that might affect an investor organization's financial statements. They provide assurance that a servicing entity's description of its control structure policies and procedures is fairly presented, that the policies and procedures have been placed in operation as of a specified date, and that the policies and procedures are suitably designed to achieve specified control objectives. Such information enables an investor organization CPA to obtain a sufficient understanding of the internal control structure of the investor organization to plan the audit. Some SAS No. 70 reports include a description of tests of the operating effectiveness of a servicing entity's control structure policies and procedures. When such policies and procedures are operating effectively, the investor organization CPA may be able to reduce his or her assessment of control risk for certain financial statement assertions. In contract, USAP Reports are intended to provide investors in loans with assurance about compliance with specific minimum residential loan servicing standards.

                                  INTRODUCTION


1.       CONCEPT OF A UNIFORM SINGLE ATTESTATION PROGRAM

         The concept of a uniform single attestation program involves the acceptance by different users of a single CPA report on management's written assertion about a servicing entity's compliance with the minimum servicing standards in the USAP. A single program precludes the need for several compliance reporting programs to be developed by a number of different users.

2.       MANAGEMENT'S REPRESENTATIONS

         SSAE No. 3 requires that the CPA obtain a written assertion and letter of representation from management. Management's written assertion about a servicing entity's compliance with the minimum servicing standards in the USAP is the basis for testing and, therefore, is integral to the performance of the engagement and the CPA's rendering of an opinion. See Exhibit I for an illustrative management assertion and Exhibit II for an illustrative management representation letter.

3.       QUALIFICATIONS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

         To be acceptable, the USAP must be performed by a CPA who complies with the applicable provisions of the public accountancy law and rules of the jurisdiction in which the CPA is licensed. The CPA must meet applicable continuing professional education requirements and quality control standards, must participate in a practice monitoring program comparable to those prescribed by the AICPA, and must be independent of the servicing entity as defined and interpreted under the Code of Professional Ethics of the AICPA.

4.       STANDARDS FOR ACCEPTABILITY

         The USAP must be performed by a CPA in accordance with SSAE No. 3. In accepting the USAP Report, each user recognizes that it relates to a servicing entity's compliance with the minimum servicing standards in the USAP and not to compliance with specific servicing agreements. See Exhibit III for an illustrative CPA report.

5.       REPORT TO USERS

         A servicing entity shall send to each user a copy of the USAP Report resulting from the performance of the USAP. The Report shall be submitted to users within ninety (90) days of the end of the servicing entity's reporting period.

         SSAE  No.  3  addresses  circumstances  in  which  noncompliance  by  a
servicing   entity  would  require   modification   of  the  CPA's  report  (see
PARAGRAPHS 61 et. seq.).

6.       REPORTING EXCEPTIONS

         The CPA's report pursuant to an examination under SSAE No. 3 includes an opinion on management's assertion regarding a servicing entity's compliance with the minimum servicing standards in the USAP. Consequently, unlike an agreed-upon procedures engagement under SSAE No. 3, specific findings (or "exceptions") are not reported under the USAP unless the CPA concludes that management's assertion is not fairly stated in all material respects.

7.       SAMPLING

         In accordance with SSAE No. 3, the CPA determines the procedures to be performed and evaluates the sufficiency of the evidence obtained using professional judgment. When exercising such judgment, the CPA may consider the guidance of SSAE No. 1 (AICPA, Professional Standards, vol. 1 AT sec. 100) and SAS No. 39, Audit Sampling (AICPA, Professional Standards, vol. 1, AU sec. 350).

8.       TIMING

         Although it is intended that the USAP Report will relate to a period covering twelve months, there may be circumstances in which a twelve-month period is not covered. The USAP Report could, for example, relate to compliance during an interim period between a servicing entity's fiscal year-end and a new USAP reporting-period end in the year such a change is made. The period covered by the USAP shall be stated in both management's assertion and the CPA's report.

9.       ROLE OF INTERNAL AUDITOR'S WORK

         The CPA's examination of management's assertion under the USAP may consider evidence produced by the internal audit function to the extent permitted by SAS No. 65, The Auditor's Consideration of the Internal Audit Function in an Audit of Financial Statements (AICPA, Professional Standards, vol. 1 AU sec. 322).

10.      PLANNING CONSIDERATIONS

         SSAE No. 1 (AICPA, Professional Standards, vol. 1, AT sec. 100.28-32) provides guidance on planning attestation engagements. The CPA may wish to consider the following matters when planning the engagement:

         o Certain populations of transactions may be subject to more than one minimum servicing standard. Accordingly, it may be more efficient to apply related procedures to the attributes of a common sample of transactions. For example, selecting a sample of mortgage payments subject to the deposit, posting, allocation, and investor remittance process might be more efficient than selecting separate samples for each attribute.

         o Efficiency might be gained by performing some portion of the work at an interim date. For example, tests might be applied to applicable populations of transactions as of an interim test date with additional testing through the end of the period covered by management's assertion.

11.      EFFECTIVE DATE

         The effective date for application of the USAP is for management assertions made about entities' compliance with the minimum servicing standards for fiscal periods ending on or after December 15, 1995, with earlier application encouraged.

                           MINIMUM SERVICING STANDARDS

I.       CUSTODIAL BANK ACCOUNTS

         1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliation's shall:

                  o    be mathematically accurate;

                  o be prepared within forty-five (45) calendar days after the CUTOFF DATE;

                  o be reviewed and approved by someone other than the person who prepared the reconciliation; and

                  o document explanations for reconciling items. These reconciling items shall be resolved within ninety
                       (90) calendar days of their original identification.

         2. Funds of the servicing entity shall be advanced in cases where there is an overdraft in an investor's or a mortgagor's account.

         3. Each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor.

         4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.


II.      MORTGAGE PAYMENTS

         1.       Mortgage  payments  shall be deposited into the custodial bank
                  accounts  and  related  bank  clearing   accounts  within  two
                  business days of receipt.

         2. Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.

         3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

4.                Mortgage   payments   identified  as  loan  payoffs  shall  be
                  allocated in accordance with the mortgagor's loan documents.

III.     DISBURSEMENTS

         1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

         2. Disbursements made on behalf of a mortgagor or investor shall be posted within two business days to the mortgagor's or investor's records maintained by the servicing entity.

         3. Tax and insurance payments shall be made on or before the penalty or insurance policy expiration dates, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates.

         4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

         5. Amounts remitted to investors per the servicer's investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

         6.       Unissued   checks  shall  be  safeguarded  so  as  to  prevent
                  unauthorized access.

IV.      INVESTOR ACCOUNTING AND REPORTING

         1. The servicing entity's investor reports shall agree with, or reconcile to, investors' records on a monthly basis as to the total unpaid principal balance and number of loans serviced by the servicing entity.

V.       MORTGAGOR LOAN ACCOUNTING

         1. The servicing entity's mortgage loan records shall agree with, or reconcile to, the records of mortgagors with respect to the unpaid principal balance on a monthly basis.

         2. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

         3. Escrow accounts shall be analyzed, in accordance with the mortgagor's loan documents, on at least an annual basis.

         4. Interest on escrow accounts shall be paid, or credited, to mortgagors in accordance with the applicable state laws. (A compilation of state laws relating to the payment of interest on escrow accounts may be obtained through the MBA's FAX ON DEMAND service. For more information, contact MBA.)

VI.      DELINQUENCIES

         1. Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).

VII.     INSURANCE POLICIES

         1. A fidelity-bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.

                                                                       EXHIBIT I

EXAMPLE MANAGEMENT ASSERTION (FN1)

                      [Letterhead of XYZ Mortgage Company]

As of and for the [period] ended [date], XYZ Mortgage Company has complied(FN2) in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, XYZ Mortgage Company had in effect a fidelity bond and errors and omissions policy in the amount of [specify amount].



                                            ------------------------------------
                                            Name and Title(FN3)


                                            ------------------------------------
                                            Date


_____________

(FN1) As specified in PARAGRAPH 11a of SSAE No. 3, if the CPA's report is intended for general use (including "all investors in loans being serviced by a servicing entity"), management's assertion should be both in a representation letter to the CPA (Exhibit II) and in a separate report (i.e., management's assertion, Exhibit I) that will accompany the CPA's report. Management's assertion can set forth the specific minimum servicing standards or make reference to the document containing the minimum servicing standards (that is, the MBA's USAP).

(FN2)    Management  should  appropriately  modify its  assertion for matters of
         material   non-compliance   and   include   a   description   of   such
         non-compliance.

(FN3) The assertion should be signed by members of management who are responsible for and knowledgeable, directly or through others in the organization, about the matters covered by the assertion. Normally, the chief executive officer, the chief financial officer, and/or the chief servicing officer should sign the assertion.

                                                                      EXHIBIT II

                    EXAMPLE MANAGEMENT REPRESENTATION LETTER

                      [Letterhead of XYZ Mortgage Company]

[Addressed to CPA]

In connection with your examination of our assertion that XYZ Mortgage Company complied with the minimum servicing standards in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers
(USAP) as of and for the [period] ended [date], we recognize that obtaining representations from us concerning the information contained in this letter is a significant procedure in enabling you to express an opinion on management's assertion about compliance with the minimum servicing standards. Accordingly, we make the following representations, which are true to the best of our knowledge and belief in all material respects:

1. We are responsible for complying with the minimum servicing standards in the USAP.

2. We are responsible for establishing and maintaining an effect internal control structure over compliance with the minimum servicing standards.

3. We have performed an evaluation of XYZ Mortgage Company's compliance with the minimum servicing standards.

4. As of and for the [period] ended [date], XYZ Mortgage Company has complied with the minimum servicing standards. [This assertion should be modified as necessary to identify any noncompliance.(FN1)

5. We have disclosed to you all known noncompliance with the minimum servicing standards.

6. We have made available to you all documentation related to compliance with the minimum servicing standards.

7. We have made the following interpretation of the minimum servicing standard related to... [This assertion should state management's interpretation of any compliance requirements that have varying interpretations.]

8. We have disclosed any communications from regulator agencies, internal auditors, and other practitioners concerning possible noncompliance with the minimum servicing standards, including communications received between [specify the end of the period addressed in management's assertion and the date of the CPA's report].


_____________
(FN1) Any instances of material noncompliance should be explained here or in a separate addendum to this letter.

9. We have disclosed to you any known noncompliance occurring subsequent to [specify period covered by management's assertion].





                                            ------------------------------------
                                            Name and Title(FN2)


                                            ------------------------------------
                                            Date


______________
(FN2) As specified in PARAGRAPH 9 of SAS No. 19, Client Representations (AICPA, Professional Standards, vol. 1, AU sec. 333), the representation letter should be signed by members of management whom the CPA believes are responsible for and knowledgeable, directly or through others in the organization, about the matters covered by the representations. Normally, the chief executive officer, the chief financial officer, and/or the chief servicing officer should sign the representation letter.

                                                                     EXHIBIT III

                             EXAMPLE CPA REPORT(FN1)

                         Independent Accountant's Report


To XYZ Mortgage Company:

We have examined management's assertion about XYZ Mortgage Company's compliance with the minimum servicing standards identified in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS
(USAP) as of and for the [period] ended [date] included in the accompanying management assertion. Management is responsible for XYZ Mortgage Company's compliance with those minimum servicing standards. Our responsibility is to express an opinion on management's assertion about the entity's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about XYZ Mortgage Company's compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on XYZ Mortgage Company's compliance with the minimum servicing standards.

In our opinion, management's assertion that XYZ Mortgage Company complied with the aforementioned minimum servicing standards as of and for the [period] ended [date] is fairly stated, in all material respects.


______________
(FN1) PARAGRAPHS 61 et seq. of SSAE No. 3 address circumstances in which the CPA should modify the standard report.

                                                                      APPENDIX A

                                    GLOSSARY

CUTOFF DATE

         The date as of which a bank account is reconciled every month. It may, or may not, coincide with a prescribed investor reporting date but shall be consistent from period to period.

MATERIAL COMPLIANCE

         Paragraphs 35 and 36 of SSAE No. 3 provide guidance on the factors the CPA should take into account when making judgments about an entity's compliance with the minimum servicing standards in the USAP.

SERVICING ENTITY

         An entity that is engaged in servicing residential mortgage loans. Residential mortgage loan servicing involves performing certain loan administration functions, including collecting mortgage payments, disbursing principal and interest payments to investors, maintaining tax and insurance escrow accounts, and managing delinquent loans and foreclosed properties. The entity performs these functions for a fee on behalf of investors in loans, pursuant to its investor servicing agreements.

USAP REPORT

         The report that shall be furnished to investors upon completion of the USAP engagement and is comprised of management's assertion (see Exhibit
         I) and the CPA's report (see Exhibit III).